UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of June, 2003

Commission File: 333-06552

PRESS RELEASE

Domtar and Tembec announce intention to create the second largest wood products company in Canada

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

DOMTAR STOCK SYMBOL: DTC (TSx, NYSE)
TEMBEC STOCK SYMBOL: TBC (TSX)

FOR IMMEDIATE RELEASE

INFORMATION:
Charles J. Gagnon
Vice-President, Corporate Relations
Tel: (819) 627-4387
E-mail: charles.gagnon@tembec.com

William George
Vice-President, Communications and Government Relations
Tel.: (514) 848-5103
E-Mail: william.george@domtar.com

Domtar and Tembec announce intention
to create the second largest solid wood products company in Canada

Montréal, June 19, 2003 - Domtar Inc. and Tembec Inc. announced today that they have reached an agreement-in-principle to create a joint venture that will be equally owned by both companies. The new company will bring together their timber and softwood (spruce, pine and fir, (SPF)) lumber operations in the provinces of Québec and Ontario. The joint venture will also market the softwood lumber manufactured by Tembec at its SPF sawmills operations in British Columbia and by Domtar at its Lebel-sur-Quévillon sawmill.

Mr. Frank A. Dottori, President and CEO of Tembec, will be the Chairman of the Board of the new company, while the President and Chief Executive Officer of the joint venture will be Richard Garneau, Domtar's current Senior Vice-President, Forest Products.

"The joint venture we are announcing today represents the formation of a significant new organization in the North American solid wood industry. It comes at a time of both challenge and opportunity for this segment of our business - challenge that can be met with the resource and manufacturing efficiencies we expect to achieve and opportunity to use this new entity as a platform for growth in the future. It will also provide us with the ability to meet the needs - present and future - of our customers. And, with the inclusion of the sales and marketing for our BC operations, the joint venture becomes a major pan-Canadian supplier", said Frank Dottori.

"We are excited at the prospect of joining together two organizations that have many common beliefs in terms of resource management, customer service, social responsibility and shareholder value, as well as our respective complementary strengths", added Mr. Dottori.

"With increased critical mass, greater market share and lower costs, this new company will be a leader. Indeed, it will be in a strong position to bring much needed consolidation to the North American lumber market, which is too often characterized by oversupply and low prices. ln addition, it will be well placed to face a decrease in fiber supply as a result of different initiatives to create more protected areas and to accommodate the needs of the Aboriginal peoples of Canada", stated Raymond Royer, President and Chief Executive Officer of Domtar.

"Domtar and Tembec are like-minded companies, and we intend to capitalize notably on the strong customer focus and employee commitment. ln fact, as Domtar has done in all previous transactions, we have agreed to create a working group to identify best practices. This working group will be comprised of equal representation from both companies and will act under the leadership of Michel Desbiens. We anticipate deriving annual synergies ranging from $30 to $40 million from this exercise", concluded Mr. Royer.

The new company will be comprised of the Domtar-owned or partially owned sawmills located in Chapleau, Elk Lake, Grand-Remous, Malartic, Matagami, Nairn Centre, Ste-Aurélie, Ste-Marie, Timmins, Val d'Or and White River; and Tembec-owned or partially owned sawmills located in Béarn, Cochrane, Opasatika, Hearst, Kapuskasing, Kirkland Lake, La Sarre, Taschereau and Timmins. It will also include Domtar's re-manufacturing facility in Sullivan and Tembec's finger-jointed flange stock facility in La Sarre. All forestry operations related to these mills will also be transferred to the joint venture or managed by it. The new company will have assets valued at approximately $850 million and its pro forma net sales for 2002 total $900 million. It will have a manufacturing capacity of 2.1 billion board feet and a sales capacity of 2.6 billion board feet. Based on its sales capacity, the joint venture will be the second largest solid wood products company in Canada and the fourth largest in North America. The name of the new company as weIl as the location of its headquarters will be announced at the time of closing.

The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective boards of directors, as well as government and other required approvals. It is expected to close on or about September 30, 2003.

This press release contains forward-looking statements, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; anticipated synergies; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) unexpected costs; (2) operating factors; (3) industry conditions; and (4) general economic conditions.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages close to 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,000 employees across North America. The company also has a 50% investment interest in Norampac Jnc., the largest Canadian producer of containerboard. Additional information on Domtar is available on its website at www.domtar.com.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion, with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on The Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: June 19, 2003